EXHIBIT 4.2

Consolidated Financial Statements

Years ended October 31, 2020 and 2019

KPMG LLP

140 Fullarton Street Suite 1400

London ON N6A 5P2

Canada

Tel 519 672-4880

Fax 519 672-5684

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of VersaBank

Opinion

We have audited the consolidated financial statements of VersaBank (the “Entity”), which comprise:

•	the consolidated balance sheets as at October 31, 2020 and 2019

•	the consolidated statements of comprehensive income for the years then ended

•	the consolidated statements of changes in shareholders’ equity for the years then ended

•	the consolidated statements of cash flows for the years then ended

•	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at October 31, 2020 and 2019 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

© 2020 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Other Information

Management is responsible for the other information. Other information comprises the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditors’ report is Jim Cassidy. London, Canada

November 24, 2020

VERSABANK

Consolidated Balance Sheets

As at October 31, 2020 and 2019

(thousands of Canadian dollars)

	2020	2019
Assets
Cash and cash equivalents (note 5)	$257,644	$139,145
Securities (note 6)	-	10,061
Loans, net of allowance for credit losses (note 7)	1,654,910	1,594,288
Other assets (note 8)	31,331	41,887

	$1,943,885	$1,785,381
Liabilities and Shareholders' Equity
Deposits (note 10)	$1,567,570	$1,399,889
Subordinated notes payable (note 11)	4,889	4,881
Securitization liabilities (note 12)	8,745	33,366
Other liabilities (note 13)	107,393	107,082
	1,688,597	1,545,218
Shareholders' equity:
Share capital (note 14)	182,094	182,094
Retained earnings	73,194	58,069
	255,288	240,163
Subsequent event (note 25)
	$1,943,885	$1,785,381

The accompanying notes are an integral part of these Consolidated Financial Statements.

On behalf of the Board:

/s/ David R. Taylor	/s/ Hon. Thomas A. Hockin
David R. Taylor	Hon. Thomas A. Hockin
President and Chief Executive Officer	Chairman of the Board

VERSABANK

Consolidated Statements of Comprehensive Income

Years ended October 31, 2020 and 2019

(thousands of Canadian dollars, except per share amounts)

	2020	2019
Interest income:
Loans	$83,232	$84,875
Cash and securities	2,862	3,430
	86,094	88,305
Interest expense:
Deposits and other	31,461	33,653
Subordinated notes	508	755
	31,969	34,408

Net interest income	54,125	53,897
Non-interest income	60	22
Total revenue	54,185	53,919
Recovery of credit losses (note 7(b))	(344)	(298)
	54,529	54,217
Non-interest expenses:
Salaries and benefits	16,964	15,174
General and administrative	8,357	8,792
Premises and equipment	2,456	2,430
	27,777	26,396

Income before income taxes	26,752	27,821
Tax provision (note 16)	7,347	7,625

Net income and comprehensive income	$19,405	$20,196
Basic and diluted income per common share (note 17)	$0.82	$0.85
Weighted average number of
common shares outstanding	21,123,559	21,123,559

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statements of Changes in Shareholders’ Equity

Years ended October 31, 2020 and 2019

(thousands of Canadian dollars)

	2020	2019
Common shares (note 14):

Balance, beginning and end of the year	$152,612	$152,612
Preferred shares (note 14):
Series 1 preferred shares

Balance, beginning and end of the year	$13,647	$13,647
Series 3 preferred shares

Balance, beginning and end of the year	$15,690	$15,690
Contributed surplus (note 14):

Balance, beginning and end of the year	$145	$145

Total share capital	$182,094	$182,094
Retained earnings:
Balance, beginning of the year	$58,069	$41,473
Impact of adopting IFRS 9 (note 24)	-	78
Net income	19,405	20,196
Dividends paid on common and preferred shares	(4,280)	(3,678)

Balance, end of the year	$73,194	$58,069

Total shareholders' equity	$255,288	$240,163

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statements of Cash Flows

Years ended October 31, 2020 and 2019

(thousands of Canadian dollars)

	2020	2019
Cash provided by (used in):
Operations:
Net income	$19,405	$20,196
Adjustments to determine net cash flows:
Items not involving cash:
Recovery of credit losses	(344)	(298)
Income tax provision	7,347	7,625
Interest income	(86,094)	(88,305)
Interest expense	31,969	34,408
Amortization	1,149	721
Interest received	83,363	85,143
Interest paid	(30,913)	(33,675)
Change in operating assets and liabilities:
Loans	(57,398)	40,328
Deposits	166,542	(38,125)
Change in other assets and liabilities	4,569	(8,238)
	139,595	19,780
Investing:
Proceeds from sale and maturity of securities	10,000	-
Purchase of property and equipment	(245)	(242)
	9,755	(242)
Financing:
Repayment of subordinated notes	-	(10,000)
Issuance of subordinated notes	-	4,875
Redemption of securitization liability (note 12)	(24,530)	-
Dividends paid	(4,280)	(3,678)
Repayment of lease obligations	(355)	-
Income taxes paid	(1,686)	(1,371)
	(30,851)	(10,174)

Change in cash and cash equivalents	118,499	9,364
Cash and cash equivalents, beginning of year	139,145	129,781

Cash and cash equivalents, end of year (note 5)	$257,644	$139,145

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

1.	Reporting entity:

VersaBank (the “Bank”) operates as a Schedule I bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions (“OSFI”). The Bank, whose shares trade on the Toronto Stock Exchange, provides commercial lending services to select niche markets in Canada.

The Bank is incorporated and domiciled in Canada, and maintains its registered office at Suite 2002, 140 Fullarton Street, London, Ontario, Canada, N6A 5P2.

2.	Basis of preparation:

These Consolidated Financial Statements have been prepared in accordance with the Bank Act (Canada). The Superintendent of Financial Institutions Canada (the “Superintendent” or “OSFI”), has instructed that the financial statements are to be prepared in accordance with International Financial Reporting Standards (“IFRS”). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized below. These accounting policies conform, in all material respects, to IFRS.

a)	Statement of compliance:

These Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

b)	Date authorized for issuance:

These Consolidated Financial Statements were approved and authorized for issue by the Board of Directors of the Bank on November 24, 2020.

c)	Basis of measurement:

These Consolidated Financial Statements have been prepared on the historical cost basis except for securities designated as fair value through other comprehensive income which are measured at fair value in the Consolidated Balance Sheets.

d)	Functional and presentation currency:

These Consolidated Financial Statements are presented in Canadian dollars which is the Bank’s functional currency.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

2.	Basis of preparation – continued:

e)	Use of estimates and judgments:

In preparing these Consolidated Financial Statements, management has exercised judgment and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where significant judgement was applied include assessing significant increases in credit risk on financial assets and in the selection of relevant forward looking information as described in note 3 – Financial instruments. Estimates are applied in the determination of the allowance for losses on financial assets and the measurement of deferred income taxes. It is reasonably possible, on the basis of existing knowledge, that actual results may vary from that expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

Estimates and assumptions made by the Bank, in particular as they relate to the Bank’s expected credit losses and capital management attempt to incorporate the anticipated impact of the COVID-19 pandemic, (“COVID-19”). Notwithstanding the above, the extent of the impact of COVID-19 on the Canadian economy and on the Bank’s business, including the impact of government and/or regulatory responses to same, remains highly uncertain and difficult to predict with any reasonable level of precision. Expanded discussion on the Bank’s interpretation of the impact of COVID-19 on expected credit losses and capital management is included in note 7 – Loans, and note 23 – Capital management, respectively.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known.

3.	Significant accounting policies:

The significant accounting policies used in the preparation of these Consolidated Financial Statements were applied consistently to all years presented, except for changes to accounting policies resulting from the adoption of IFRS 16 (Leases), and are summarized below:

a)	Principles of consolidation:

The Bank holds 100% of the common shares of DRT Cyber Inc., VersaVault Inc., 11409891 Canada Inc. and VersaJet Inc. The Consolidated Financial Statements include the accounts of these subsidiaries.

All significant intercompany accounts and transactions have been eliminated.

b)	Revenue recognition:

Interest income on securities and loans is recognized in net interest income using the effective interest rate method over the expected life of the instrument. Interest income earned but not yet collected on securities and loans is included in the respective securities and loans categories on the Consolidated Balance Sheets.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

3.	Significant accounting policies – continued:

b)	Revenue recognition – continued:

Interest income is recognized on impaired loans and is accrued using the rate of interest used to discount the future cash flows for purposes of measuring the impairment loss. Loan fees integral to the yield on the loan are amortized to interest income using the effective interest method; otherwise, the fees are recorded in non-interest income.

c)	Financial instruments:

The Bank adopted IFRS 9 – Financial instruments (“IFRS 9”) in the fiscal year ended October 31, 2019, replacing IAS 39 – Financial instruments – Recognition and Measurement. This resulted in changes to accounting policies related to the classification and measurement and impairment of financial assets, which includes the introduction of an expected credit loss (“ECL”) impairment methodology and associated model for all financial assets and certain off-balance sheet loan commitments and guarantees. There were no significant changes to accounting policies for financial liabilities, derivative instruments and derecognition of financial assets and liabilities. The referenced change to accounting policy was adopted retrospectively, with no restatement of comparatives. Refer to note 24 – Transition to IFRS 9 for the impact to the opening balance sheet as at November 1, 2018.

Classification and Measurement

Under IFRS 9, all financial assets must be classified at initial recognition as a function of the financial asset’s contractual cash flow characteristics and the business model under which the financial asset is managed. All financial assets are initially measured at fair value, and are classified and subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income. Financial assets are required to be reclassified when the business model under which they are managed has changed. Any reclassifications are applied prospectively from the reclassification date. All financial liabilities are measured at amortized cost unless elected otherwise.

Debt instruments

Financial assets that are debt instruments are categorized into one of the following measurement categories:

•	amortized cost;

•	fair value through other comprehensive income (“FVOCI”);

•	fair value through profit and loss (“FVTPL”).

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

3.	Significant accounting policies – continued:

c)	Financial instruments – continued:

The characterization of a debt instrument’s cashflows is determined through a solely payment of principal and interest (“SPPI”) test. The SPPI test is conducted to identify whether the contractual cash flows of a debt instrument are in fact solely payments of principal and interest and are consistent with a basic lending arrangement. In the context of the SPPI test, “Principal” is defined as the fair value of the debt instrument at origination or initial recognition, which may change over the life of the instrument as a function of a number of variables including principal repayments, prepayments, or amortization of a premium/discount. In the context of the SPPI test “Interest” is defined as the consideration for the time value of money and credit risk. The rationale for the SPPI test is to ensure that debt instruments that include structural features that are incongruent with a basic lending arrangement, such as conversion options, are classified as, and measured at FVTPL.

Debt instruments measured at amortized cost

Debt instruments with contractual cash flows that meet the SPPI test and are managed on a hold to collect basis are measured at amortized cost. These financial instruments are recognized initially at fair value plus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for credit losses. The effective interest rate is the rate that discounts estimated future cashflows through the expected life of the instrument to the gross carrying amount of the instrument. Amortized cost is calculated as a function of the effective interest rate, taking into account any discount or premium on acquisition, transaction costs and fees. Amortization of these costs is included in interest income in the consolidated statement of income.

Debt instruments measured at FVOCI

Debt instruments measured at FVOCI have contractual cash flows that meet the SPPI test and are managed on a hold to collect and for sale basis. FVOCI debt instruments are measured initially at fair value, plus direct and incremental transaction costs. Subsequent to initial recognition, unrealized gains and losses on debt instruments measured at FVOCI are recorded in other comprehensive income (“OCI”). Premiums, discounts and related transaction costs are amortized over the expected life of the instrument to interest income in the consolidated statement of income using the effective interest rate method.

Impairment of debt instruments measured at FVOCI is calculated using the expected credit loss approach. The allowance does not reduce the carrying amount of the asset in the consolidated balance sheet, which remains at its fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI with a corresponding charge to net provision for credit losses in the consolidated statement of income.

Cumulative gains and losses previously recognized in OCI, including accumulated allowances, are transferred from AOCI to the consolidated statement of income when the debt instrument is sold.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

3.	Significant accounting policies – continued:

c)	Financial instruments – continued:

Debt instruments measured at FVTPL

Trading financial instruments are mandatorily measured at FVTPL as they are held for trading purposes or are part of a managed portfolio with a pattern of short-term profit taking. Non-trading financial instruments are also mandatorily measured at fair value if their contractual cash flow characteristics do not meet the SPPI test or if they are managed together with other financial instruments on a fair value basis. Trading and non-trading financial instruments mandatorily measured at FVTPL are re-measured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in non-interest income as gains (losses) from financial instruments measured/designated at FVTPL. Interest income and dividends earned on trading and non-trading financial instruments are included in interest income.

Equity instruments

Equity instruments are measured at FVTPL unless an irrevocable designation is made, at initial recognition to measure them at FVOCI. Gains or losses from changes in the fair value of equity financial instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in OCI. In contrast to asset-for-sale equity securities under IAS 39, amounts recognized in OCI will not be subsequently recycled to profit or loss, with the exception of dividends. Dividends received are recorded in interest income in the consolidated statement of income. Cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from AOCI to retained earnings.

Financial assets and liabilities designated at FVTPL

Financial assets and financial liabilities classified in this category are those that have been designated at FVTPL by the Bank on initial recognition.

Financial assets are designated at FVTPL if doing so eliminates or significantly reduces an accounting mismatch which would otherwise arise.

Financial liabilities are designated at FVTPL when one of the following criteria is met:

•	The designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or

•	The financial liability contains one or more embedded derivatives which significantly modifies the cash flows otherwise required.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

3.	Significant accounting policies – continued:

c)	Financial instruments – continued:

Financial assets and financial liabilities designated at FVTPL are recorded in the consolidated balance sheet at fair value. For assets designated at FVTPL, changes in fair value are recognized as other income in the consolidated statement of income. For liabilities designated at fair value through profit or loss, all changes in fair value are recognized as other income in the consolidated statement of income, except for changes in fair value arising from changes in the Bank’s own credit risk which are recognized in OCI. Amounts recognized in OCI are not subsequently reclassified to the consolidated statement of income upon derecognition of the liabilities.

Impairment – Allowance for Credit Losses

The Bank must maintain an allowance for expected credit losses that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The Bank’s allowance for expected credit losses is estimated using the ECL methodology and is comprised of expected credit losses recognized on all financial assets that are debt instruments, classified either as amortized cost or as FVOCI, and on all loan commitments and financial guarantees that are not measured at FVTPL.

Expected credit losses represent unbiased and probability-weighted estimates that are modeled as a function of a range of possible outcomes as well as the time value of money, and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions, or more specifically forward-looking information (“FLI”) (see Forward-Looking Information below).

The Bank’s ECL or impairment model estimates 12 months of expected credit losses, (“TMECL”) for performing loans that have not experienced a significant increase in credit risk, (“SICR”) since initial recognition. Additionally, the ECL impairment model estimates lifetime expected credit losses, (“LTECL”) on performing loans that have experienced a SICR since initial recognition. Further, individual allowances are estimated for loans that are determined to be credit impaired.

Under the ECL methodology, loans or other financial instruments that have not experienced a SICR since initial recognition are designated as stage 1, while loans or financial instruments that have experienced a SICR since initial recognition are designated as stage 2, and loans or financial instruments that are determined to be credit impaired are designated as stage 3.

Assessment of significant increase in credit risk

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

3.	Significant accounting policies – continued:

c)	Financial instruments – continued:

The determination of a SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition.

With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of a loan or other financial instrument has increased since initial recognition when contractual payments are more than 60 days delinquent. The Bank chose to use 60 days delinquency as an appropriate indicator of increased credit risk as it serves as a stable early warning indicator that the cashflows associated with the loan or other financial instrument under consideration may be in jeopardy and may not be realized by the Bank under the contractual repayment terms.

Expected credit loss model - Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive. The ECL calculation is a function of the credit risk parameters; probability of default, loss given default, and exposure at default associated with each loan, sensitized to future market and macroeconomic conditions through the incorporation of FLI derived from multiple economic forecast scenarios, including baseline, upside, and downside scenarios.

For clarity:

•	The probability of default (“PD”) for a loan or a financial instrument is an estimate of the likelihood of default of that instrument over a given time horizon;

•	The loss given default (“LGD”) for a loan or financial instrument is an estimate of the loss arising in the case where a default of that instrument occurs at a given time or over a given period; and,

•	The exposure at default (“EAD”) for a loan or financial instrument is an estimate of the Bank’s exposure derived from that instrument at a future default date.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

3.	Significant accounting policies – continued:

c)	Financial instruments – continued:

The Bank’s ECL model develops contractual cashflow profiles for loans as a function of a number of underlying assumptions and a broad range of input variables. The expected cashflow schedules are subsequently derived from the contractual cashflow schedules, adjusted for incremental default amounts, forgone interest, and recovery amounts.

The finalized contractual and expected cashflow schedules are subsequently discounted at the effective interest rate to determine the expected cash shortfall or expected credit losses for each individual loan or financial instrument.

Individual allowances are estimated for loans and other financial instruments that are determined to be credit impaired and that have been designated as stage 3. A loan is classified as credit impaired when the Bank becomes aware that all of, or a portion of the contractual cashflows associated with the loan may be in jeopardy and as a result may not be realized by the Bank under the repayment schedule set out in the contractual terms associated with the loan.

Forward-Looking Information

The IFRS 9 standard requires consideration of past events, current market conditions and reasonable, supportable information about future economic conditions that is available without undue cost and effort in the estimation of the expected credit losses for loans. More specifically, under IFRS 9 expected credit losses represent an unbiased, probability-weighted estimate of the present value of cash shortfalls (i.e., the weighted average of credit losses, with the respective risks of a default occurring in a given time period used as the weights). Additionally, IFRS 9 stipulates that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. The estimation and application of forward-looking information in an attempt to capture the impact of future economic conditions requires significant judgement.

The Bank incorporated the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop PD and LGD term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics for the purpose of computing forward-looking risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are integrated with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing forward looking expected credit loss trends, the integration of unbiased, third party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

3.	Significant accounting policies – continued:

c)	Financial instruments – continued:

The Bank utilizes macroeconomic indicator data derived from three macroeconomic scenarios, those being a baseline scenario, an upside scenario, and a downside scenario in order to mitigate volatility in the estimation of expected credit losses as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the three scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios. The weighted average of the individual, sensitized PD and LGD values that comprise each individual term structure forecast is subsequently computed to define unbiased PD and LGD term structure forecasts, which in turn are applied as inputs to the Bank’s internal ECL model in the estimation of expected credit losses for the Bank’s loans. Macroeconomic indicator data derived from the baseline, upside and downside scenarios referenced above is also utilized in the development of credit risk parameter proxy datasets and applied to the Bank’s consumer loan and small and medium enterprise (SME) loan portfolios.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Modified Financial Instruments

If the terms of a financial instrument are modified or an existing financial instrument is replaced with a new one, an assessment is made to determine if the financial instrument should be derecognized. Where the modification does not result in derecognition, the date of origination continues to be used to determine SICR. Where modification results in derecognition, the modified financial instrument is considered to be a new instrument.

Fair value of financial instruments

Estimates of fair value are developed using a variety of valuation methods and assumptions. The Bank follows a fair value hierarchy to categorize the inputs used to measure fair value for its financial instruments. The fair value hierarchy is based on quoted prices in active markets (Level 1), models using inputs other than quoted prices but with observable market data (Level 2), or models using inputs that are not based on observable market data (Level 3).

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

3.	Significant accounting policies – continued:

c)	Financial instruments – continued:

Valuation models may require the use of inputs, transaction values derived from models and input assumptions sourced from pricing services. Valuation inputs are either observable or unobservable. The Bank looks to external, readily observable market inputs when available and may include certain prices and rates for shorter-dated Canadian yield curves and banker’s acceptances. Unobservable inputs may include credit spreads, probability of default and recovery rates.

Transfer of financial assets:

The Bank may enter into transactions in which it transfers assets to a third party to obtain alternate sources of funding. The Bank assesses whether substantially all of the risks and rewards of the asset have been transferred to determine if they qualify for derecognition. In the event that the Bank continues to be exposed to substantially all of the repayment, interest rate and/or credit risk associated with the asset, the asset(s) would not qualify for derecognition and would be reflected on the Bank’s Consolidated Balance Sheet.

Derivatives and embedded derivatives:

Derivatives are measured at FVTPL under IFRS 9, except to the extent that they are designated in a hedging relationship.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to the host contract and the combined contract is not carried at fair value. Identified embedded derivatives are separated from the host contract and are recorded at fair value.

d)	Property and equipment:

Property and equipment is carried at cost less accumulated amortization and impairment. Amortization on property and equipment is calculated primarily using the straight-line method over the useful life of the equipment which typically ranges between 5 and 20 years.

Property and equipment is subject to an impairment review if there are events or changes in circumstances which indicate that the carrying amounts may not be recoverable. Amortization expense and impairment write-downs are included in premises and equipment expense in the Consolidated Statements of Comprehensive Income.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

3.	Significant accounting policies – continued:

e)	Income taxes:

Current income taxes are calculated based on taxable income for the reporting period. Taxable income differs from accounting income because of differences in the inclusion and deductibility of certain components of income which are established by Canadian taxation authorities. Current income taxes are measured at the amount expected to be recovered or paid using statutory tax rates at the reporting period end.

The Bank follows the asset and liability method of accounting for deferred income taxes. Deferred income tax assets and liabilities arise from temporary differences between financial statement carrying values and the respective tax base of those assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years when temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized in the Consolidated Financial Statements to the extent that it is probable that the Bank will have sufficient taxable income to enable the benefit of the deferred income tax asset to be realized. Unrecognized deferred income tax assets are reassessed for recoverability at each reporting period end.

Current and deferred income taxes are recorded in income for the period, except to the extent that the tax arose from a transaction that is recorded either in Other Comprehensive Income or Equity, in which case the income tax on the transaction will also be recorded either in Other Comprehensive Income or Equity. Accordingly, current and deferred income taxes are presented in the Consolidated Financial Statements as a component of income, or as a component of Other Comprehensive Income.

f)	Employee benefits:

i)	Short-term benefits:

Short-term employee benefit obligations are recognized as employees render their services and are measured on an undiscounted basis.

A liability is recognized for the amount expected to be paid under a short-term cash bonus plan if the Bank has an obligation to make such payments as a result of past service provided by the employee and the obligation can be estimated reliably.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

3.	Significant accounting policies – continued:

f)	Employee benefits – continued:

ii)	Share-based payment transactions:

Equity-settled stock options

Employee stock options are measured using the Black-Scholes pricing model which is used to estimate the fair value of the options at the date of grant. Inputs to the Black-Scholes model include the closing share price on the grant date, the exercise price, the expected option life, the expected dividend yield, the expected volatility and the risk-free interest rate. Once the expected option life is determined, it is used in formulating the estimates of expected volatility and the risk-free rate. Expected future volatility is estimated using a historical volatility look-back period that is consistent with the expected life of the option.

The fair value of options which vest immediately are recognized in full as of the grant date, whereas the fair value of options which vest over time are recognized over the vesting period using the graded method which incorporates management’s estimates of the options which are not expected to vest. The effect of a change in the estimated number of options expected to vest is a change in estimate and the cumulative effect of the change is recognized prospectively once the estimate is revised.

The fair value of stock options granted is recorded in salaries and benefits expense in the Consolidated Statements of Income and in Share Capital as a component of Contributed Surplus in the Consolidated Balance Sheets. When options are exercised, the consideration received and the estimated fair value previously recorded in Contributed Surplus is recorded as Share Capital.

The Bank’s stock option plan is described in note 15.

g)	Share capital:

The Bank’s share capital consists of common shares, preferred shares and contributed surplus.

i)	Share issuance costs:

Costs directly incurred with raising new share capital are charged against equity. Other costs are expensed as incurred.

ii)	Contributed surplus:

Contributed surplus consists of the fair value of stock options granted since inception, less amounts reversed for exercised stock options. If granted options vest and then subsequently expire or are forfeited, no reversal of contributed surplus is recognized.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

3.	Significant accounting policies – continued:

h)	Segment reporting:

The Bank does not present segmented information in its Consolidated Financial Statements as it has determined that its operations fall into one segment, Banking, and further, that it operates primarily in one geographic region, Canada.

i)	Leases:

Effective November 1, 2019, the Bank adopted IFRS 16 which sets out prescribed methodology related to the recognition, measurement, presentation and disclosure of operating leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all major leases. IFRS 16 supersedes previous accounting standards for leases, including IAS 17, Leases and IFRIC 4 – Determining whether an arrangement contains a lease. As a result of adopting IFRS 16, the Bank recognized an increase to both assets and liabilities on the Consolidated Balance Sheet, as well as a decrease in rent expense, with a corresponding increase in amortization expense (due to amortization of the right-of-use assets) and an increase in finance costs (due to accretion of the lease obligation).

The Bank’s accounting policy under IFRS 16 is set out below:

At inception of a contract, the Bank assesses whether a contract is, or contains, a lease arrangement based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Bank recognizes a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset and/or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of useful life of the right-of-use asset or the lease term using the straight-line method as this methodology most closely reflects the expected pattern of consumption of the associated future economic benefits. The lease term includes periods covered by an option to extend if there is reasonable certainty that the Bank will exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate that is a function of the asset type or class and the credit quality of the borrower. Generally, the Bank will use its incremental borrowing rate as the discount rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease obligation.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

3.	Significant accounting policies – continued:

i)	Leases – continued:

The lease obligation is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Bank’s estimate of the amount expected to be payable under a residual value guarantee, or if the Bank changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or the remeasured amount is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Impact of adoption of IFRS 16

Effective November 1, 2019, the Bank adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for Fiscal 2019 has not been restated. It remains as previously reported under IAS 17 and related interpretations.

Prior to the adoption of IFRS 16 the Bank’s total minimum operating lease commitments as at October 31, 2019 were $6.8 million. On initial application, the Bank has elected to record right-of-use assets based on the corresponding lease obligations. Right-of-use assets and lease obligations of $3.3 million were recorded as of November 1, 2019, with no net impact on retained earnings. When measuring its lease liabilities, the Bank discounted lease payments at its incremental borrowing rate, applicable to the asset class at November 1, 2019. The weighted-average rate applied was 4.4%.

The Bank elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases.

The following table reconciles the Bank’s operating lease commitments at October 31, 2019, as previously disclosed in the Bank’s 2019 audited Consolidated Financial Statements, to the lease obligations recognized on initial application of IFRS 16 at November 1, 2019:

(thousands of Canadian dollars)

Operating lease commitments as at October 31, 2019	$6,808
Discounted using the incremental borrowing rate as at November 1, 2019	5,557
Non-lease components included within operating lease commitments	(2,268)
Recognition exemption for short term leases	(35)
Lease obligations recognized as at November 1, 2019	$3,254

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

4.	Future accounting standard pronouncements:

The following accounting standard amendments issued by the IASB will be effective for the Bank’s fiscal year beginning on November 1, 2020:

a)	Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.

b)	Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of “material”.

c)	Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, Interest Rate Benchmark Reform, detailing the fundamental reform of major interest rate benchmarks being undertaken globally to replace or redefine Inter-Bank Offered Rates (“IBORS”) with alternative nearly risk-free benchmark rates (referred to as “IBOR reform”). In August, 2020, the IASB issued IBOR reform – Phase 2 amendments. The amendments introduce a practical expedient to account for a change in the basis for determining the contractual cash flows of financial instruments that are impacted by IBOR reform. Under the practical expedient, the Bank will update the effective interest rate of the financial instrument. The practical expedient will be applied when the modification is required as a direct consequence of IBOR reform, and the new basis for determining the contractual cash flows is economically equivalent to the previous basis. Under the amendments, additional disclosures are required in the financial statements to outline the effect of the reform on the financial instruments and risk management strategy. The Bank will continue to monitor IBOR reform, however management does not expect this change to have a significant impact on the Bank’s financial results.

These amendments are not expected to have a material impact on the Bank’s financial results.

5.	Cash and cash equivalents:

Cash and cash equivalents are comprised of deposits with regulated financial institutions.

6.	Securities:

As at October 31, 2020, the Bank held no securities (2019 - $10 million). In November 2019, a $5 million bond guaranteed by the province of Manitoba matured and in December 2019, a $5 million bond guaranteed by the Government of Canada matured. Both bonds were classified as FVOCI and deemed a Level 1 fair value hierarchy.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

7.	Loans, net of allowance for credit losses:

a)        Portfolio analysis:

(thousands of Canadian dollars)

	2020	2019

Commercial real estate	$598,368	$509,564
Non-commercial real estate	37,592	44,608
Corporate and public sector	33,509	40,670
Structured finance	980,677	994,842
	1,650,146	1,589,684
Allowance for credit losses	(1,775)	(2,119)
Accrued interest	6,539	6,723

Total loans, net of allowance for credit losses	$1,654,910	$1,594,288

The following table provides a summary of loan amounts, ECL allowance amounts, and expected loss (“EL”) rates by lending asset category:

		As at October 31, 2020				As at October 31, 2019
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial real estate	$522,231	$76,137	$-	$598,368	$448,322	$54,989	$6,253	$509,564
ECL allowance	1,167	192	-	1,359	1,557	209	-	1,766
EL %	0.22%	0.25%	0.00%	0.23%	0.35%	0.38%	0.00%	0.35%
Non-commercial real estate	$37,592	$-	$-	$37,592	$44,608	$-	$-	$44,608
ECL allowance	175	-	-	175	86	-	-	86
EL %	0.47%	0.00%	0.00%	0.47%	0.19%	0.00%	0.00%	0.19%
Corporate and public sector	$33,509	$-	$-	$33,509	$40,670	$-	$-	$40,670
ECL allowance	26	-	-	26	38	-	-	38
EL %	0.08%	0.00%	0.00%	0.08%	0.09%	0.00%	0.00%	0.09%
Structured finance	$974,104	$6,573	$-	$980,677	$991,735	$3,092	$15	$994,842
ECL allowance	215	-	-	215	229	-	-	229
EL %	0.02%	0.00%	0.00%	0.02%	0.02%	0.00%	0.00%	0.02%
Loans	$1,567,436	$82,710	$-	$1,650,146	$1,525,335	$58,081	$6,268	$1,589,684
Total ECL allowance	1,583	192	-	1,775	1,910	209	-	2,119
Total EL %	0.10%	0.23%	0.00%	0.11%	0.13%	0.36%	0.00%	0.13%

The Bank holds security against the majority of its loans in the form of either mortgage interests over property, other registered securities over assets, guarantees and holdbacks on loan and lease receivables included in the structured finance portfolio (note 13).

The Bank applied accounting policies as detailed in note 3 for Financial Instruments. However, since the onset of COVID-19 in March 2020, the Bank has expanded the depth and scope of its analysis supporting its assessment of impairment to include additional sensitivity analytics performed on its estimated expected credit losses as a result of the material deterioration in Canadian macroeconomic conditions precipitated by the onset of the COVID-19.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

7.	Loans – continued:

Impairment – Allowance for Credit Losses

As set out previously, the Bank must maintain an allowance for expected credit losses that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9 the Bank’s allowance for expected credit losses is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

For performing loans, the allowance for expected credit losses is an estimate of the expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive. The ECL calculation is a function of the credit risk parameters PD, LDG, and EAD associated with each loan, sensitized to future market and macroeconomic conditions through the incorporation of FLI derived from multiple economic forecast scenarios. (see Forward-Looking Information below).

Individual allowances are estimated for non-performing loans that are determined to be credit impaired. A loan or financial instrument is classified as credit impaired when the Bank becomes aware that all, or a portion of the contractual cashflows associated with the loan may be in jeopardy and as a result may not be realized by the Bank under the repayment schedule set out in the contractual terms associated with the loan.

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

Since the onset of COVID-19, early in the Bank’s second quarter management undertook to continuously review and assess the Bank’s SICR methodology in the context of the material deterioration in macroeconomic conditions precipitated by COVID-19 with specific focus on the potential impact of deferrals, concessions or restructuring of principal and interest payments and has determined that such arrangements on their own do not qualify as a SICR. Further, and as a result of its review and assessment process, management has concluded that the determination of a SICR remains a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition, and more specifically changes attributable to the continued impact

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

7.	Loans – continued:

of COVID-19 on the Canadian economy and the Bank’s business such as more restrictive measures imposed by the government related to public activity, as well as the potential closure of schools and non-essential businesses.

Expected credit loss model - Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive. Concurrent with the review and assessment of the Bank’s SICR methodology, management also reviewed its ECL model in the context of the material deterioration in macroeconomic conditions precipitated by COVID-19 and the impact of same on the FLI applied to the model, and further, remains of the view that both the model, and the associated methodology are capable of effectively interpreting and incorporating an economic shock of this nature, as well as the residual effects of same into the estimation of expected credit losses on the Bank’s lending portfolio.

Forward-Looking Information

The IFRS 9 standard requires consideration of past events, current market conditions and reasonable, supportable information about future economic conditions that is available without undue cost and effort in the estimation of expected credit losses for loans.

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop PD and LGD term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are integrated with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing forward looking expected credit loss trends, the integration of unbiased, third party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios, most often comprised of baseline, upside, and downside scenarios in order to mitigate volatility in the estimation of expected credit losses as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the three scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual, PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

7.	Loans – continued:

As a result of the deterioration of the Canadian economy resulting from the onset of COVID-19 in March 2020 the Bank started utilizing a broader range of alternative macroeconomic scenarios as forward-looking information in its estimation and assessment of its ECL. More specifically, while the Bank continues to utilize base case, upside and downside macroeconomic forecast scenario data in the development of its estimated ECL for reporting purposes, the Bank also makes use of a series of more conservative downside macroeconomic forecast scenarios to further sensitize ECL associated with its consumer and small and medium enterprise (SME) loan exposures in order to better assess the scope, depth and ultimate effectiveness of the risk mitigation processes and structure that the Bank has applied to these portfolios and ultimately evaluate the appropriateness of its reported ECL for same.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

As a result of the deterioration of the Canadian economy resulting from the onset of COVID-19 the Bank started utilizing a broader range of alternative macroeconomic scenarios as forward-looking information in its estimation and assessment of its ECL in the second quarter of fiscal 2020. More specifically, while the Bank continues to utilize base case, upside and downside macroeconomic forecast scenario data in the actual measurement of its ECL, the Bank also makes use of a series of more conservative downside macroeconomic forecast scenarios to further sensitize its ECL measurements associated with its consumer and small and medium enterprise (SME) loan exposures in order to better assess the scope, depth and ultimate effectiveness of the risk mitigation processes and structure that the Bank has applied to these portfolios.

The forecast macroeconomic scenarios utilized by the Bank have demonstrated measurable volatility since the onset of COVID-19 in March 2020; however, over the course of the second half of the year the majority of the macroeconomic indicators considered by the Bank have indicated moderately more favourable forecast trends. The most recent base case forecast data contemplates unemployment leveling out at 9% by the end of 2020 and then improving to 8% over the course of 2021. The upside case contemplates unemployment rates only modestly better over the course of 2021 relative to the base case, while the downside contemplates unemployment increasing notably by the end of 2020, as a result of a higher volume of anticipated non-essential business closures, and subsequently recovering to moderately better than current levels by the end of 2023.

The second quarter saw an unprecedented, annualized GDP contraction of 39%, which is being followed up by what is now expected to be an annualized expansion of 36% in the third quarter. Forecast GDP is anticipated to moderate as a result of the second wave of the virus, combined with

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

7.	Loans – continued:

the diminishing impact of already provided stimulus, particularly to small businesses, further challenges imposed on the hospitality industry as a result of the arrival of winter, slowing of the US economy and a potential deterioration in credit quality/performance. The base case forecast contemplates Canadian GDP contracting approximately 6.5% in 2020 and then recovering and growing modestly over the course of 2021 and 2022. The upside case contemplates GDP contraction of approximately 6% in 2020 and then moderately improved growth in 2021 and 2022 relative the base case, while the downside case contemplates the onset of a recession as a function primarily of a higher volume of anticipated non-essential business closures and increased unemployment resulting from same, followed by a protracted recovery to more normalized growth levels in early 2022. Baseline and upside forecast scenarios for both Oil and the S&P index contemplate parallel, reasonably stable growth trends through 2022 with the upside scenario trending moderately more favourably than the base case. The downside scenario for both of these macroeconomic indicators contemplates a steep declining trend through the remainder of 2020 and through the majority of 2021 followed by reasonably rapid recovery trends over the course of 2022 and 2023, but still remaining measurably depressed relative to the base case. Under the base case forecast scenario monetary policy makers are not expected to raise interest rates until a sustainable economic recovery has crystalized, which is not anticipated until 2023, contributing to 10-year government bond yields and mortgage rates descending to below 60 bps and 3% respectively, with neither expected to increase meaningfully until at least mid-2021. The upside case contemplates the Bank of Canada, (“BoC”) accelerating overnight rate hikes into late 2022 while the downside forecast scenario considers the BoC holding interest rates at current levels until mid-2025.

Management remains of the view that forward looking macroeconomic and industry data will continue to change as COVID-19 cases trend upward across Canada and as more information becomes available related to understanding the correlation, if any, between loan deferrals granted by banks and future loan defaults, as well as the impact of expanded unemployment benefits, wage subsidies, temporary payroll reductions, support for banks in accommodating mortgage deferrals, and unemployed workers benefiting from CERB payments transitioning to the traditional employment insurance program is realized. As a function of these listed influences, along with numerous others, the Bank expects that its estimated ECL amounts will continue to exhibit some volatility in the coming year and as a result actual results may differ from estimated ECL amounts.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

7.	Loans – continued:

b)	Allowance for credit losses:

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the year ended October 31, 2020:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total
Commercial real estate
Balance at beginning of year	$1,557	$209	$-	$1,766
Transfer in (out) to Stage 1	26	(26)	-	-
Transfer in (out) to Stage 2	(262)	262	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(518)	(253)	-	(771)
Loan originations	398	-	-	398
Derecognitions and maturities	(34)	-	-	(34)
Provision for (recovery of) credit losses	(390)	(17)	-	(407)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of year	$1,167	$192	$-	$1,359
Non-commercial real estate
Balance at beginning of year	$86	$-	$-	$86
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	47	-	-	47
Loan originations	45	-	-	45
Derecognitions and maturities	(3)	-	-	(3)
Provision for (recovery of) credit losses	89	-	-	89
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of year	$175	$-	$-	$175
Corporate and public sector
Balance at beginning of year	$38	$-	$-	$38
Transfer in (out) to Stage 1	1	(1)	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(8)	1	-	(7)
Loan originations	-	-	-	-
Derecognitions and maturities	(5)	-	-	(5)
Provision for (recovery of) credit losses	(12)	-	-	(12)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of year	$26	$-	$-	$26

Structured finance
Balance at beginning of year	$229	$-	$-	$229
Transfer in (out) to Stage 1	127	(119)	(8)	-
Transfer in (out) to Stage 2	(230)	230	-	-
Transfer in (out) to Stage 3	(5)	-	5	-
Net remeasurement of loss allowance	(5,441)	(57)	5	(5,493)
Loan originations	7,528	-	-	7,528
Derecognitions and maturities	(1,993)	(54)	(2)	(2,049)
Provision for (recovery of) credit losses	(14)	-	-	(14)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of year	$215	$-	$-	$215

Total balance at end of year	$1,583	$192	$-	$1,775

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

7.	Loans – continued:

b)	Allowance for credit losses (continued):

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the year ended October 31, 2019:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total
Commercial real estate
Balance at beginning of year	$1,257	$348	$-	$1,605
Transfer in (out) to Stage 1	56	(56)	-	-
Transfer in (out) to Stage 2	(65)	70	(5)	-
Transfer in (out) to Stage 3	-	(177)	177	-
Net remeasurement of loss allowance	(131)	48	(563)	(646)
Loan originations	624	-	-	624
Derecognitions and maturities	(184)	(24)	-	(208)
Provision for (recovery of) credit losses	300	(139)	(391)	(230)
Write-offs	-	-	-	-
Recoveries	-	-	391	391
Balance at end of year	$1,557	$209	$-	$1,766
Non-commercial real estate
Balance at beginning of year	$151	$-	$-	$151
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(78)	-	-	(78)
Loan originations	14	-	-	14
Derecognitions and maturities	(1)	-	-	(1)
Provision for (recovery of) credit losses	(65)	-	-	(65)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of year	$86	$-	$-	$86
Corporate and public sector
Balance at beginning of year	$81	$-	$400	$481
Transfer in (out) to Stage 1	2	(2)	-	-
Transfer in (out) to Stage 2	(1)	1	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(46)	1	227	182
Loan originations	2	-	-	2
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	(43)	-	227	184
Write-offs	-	-	(627)	(627)
Recoveries	-	-	-	-
Balance at end of year	$38	$-	$-	$38

Structured finance
Balance at beginning of year	$415	$1	$-	$416
Transfer in (out) to Stage 1	68	(68)	-	-
Transfer in (out) to Stage 2	(161)	161	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(4,651)	(47)	-	(4,698)
Loan originations	5,919	-	-	5,919
Derecognitions and maturities	(1,361)	(47)	-	(1,408)
Provision for (recovery of) credit losses	(186)	(1)	-	(187)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of year	$229	$-	$-	$229

Total balance at end of year	$1,910	$209	$-	$2,119

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

7.	Loans – continued:

c)	Maturities and yields:

(thousands of Canadian dollars)

		Within	3 months to	1 year to	2 years to	Over	2020	2019
	Floating	3 months	1 year	2 years	5 years	5 years	Total	Total
Total loans	$505,550	$33,691	$94,455	$153,153	$709,732	$153,565	$1,650,146	$1,589,684
Average
effective yield	5.43%	5.08%	4.67%	4.80%	4.81%	4.22%	4.94%	5.19%

Average effective yields are based on book values and contractual interest rates, adjusted for the amortization of any deferred income and expenses.

d)	Impaired loans:

At October 31, 2020, impaired loans were $nil (October 31, 2019 - $6.3 million).

8.	Other assets:

(thousands of Canadian dollars)
	2020	2019
Accounts receivable	$268	$437
Funds held for securitization liabilities (note 12)	8,629	17,073
Prepaid expenses and other	6,843	4,840
Property and equipment (note 9)	7,431	7,911
Right-of-use assets (notes 3 and 13)	3,015	-
Deferred income tax asset (note 16)	5,145	11,626

	$31,331	$41,887

9.	Property and equipment:

(thousands of Canadian dollars)

	2020	2019
Cost	$16,505	$16,380
Accumulated amortization	(9,074)	(8,469)

	$7,431	$7,911

None of the Bank’s property and equipment is subject to title restrictions, nor is any pledged as security for any of the Bank’s liabilities. Total amortization expense recorded for property and equipment for the year ended October 31, 2020 totalled $1.1 million (2019 - $721,000).

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

10.	Deposits:

(thousands of Canadian dollars)

Maturity	Demand/	Within	3 months to	1 year to	2 years to	Accrued	2020	2019
period	Floating	3 months	1 year	2 years	5 years	Interest	Total	Total
Total deposits	$454,171	$189,794	$267,486	$283,782	$357,937	$14,400	$1,567,570	$1,399,889
Average effective interest rate	0.00%	1.91%	1.99%	2.37%	2.39%		1.55%	2.00%

Average effective interest rates are based on book values and contractual interest rates.

11.	Subordinated notes payable:

(thousands of Canadian dollars)

	2020	2019
Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million,
effective interest rate of 10.41%, maturing March 2029.	$4,889	$4,881

	$4,889	$4,881

In March 2019, the Bank redeemed a $10.0 million subordinate note payable. In the same month the Bank completed a private placement of non-viability contingent capital (“NVCC”) compliant note payable in the principal amount of $5.0 million, of which $500,000 was issued to a related party (see note 21). Issue costs associated with the private placement were $125,000.

12.	Securitization liabilities:

Securitization liabilities include amounts payable to counterparties for cash received upon initiation of securitization transactions, accrued interest on amounts payable to counterparties, and the unamortized balance of deferred costs and discounts which arose upon initiation of the securitization transactions. During the quarter ended April 30, 2020, the Bank redeemed $24.5 million of maturing securitization liabilities. The amounts payable to counterparties bear interest at 3.55% and mature in December 2020. Other assets, and in the prior year securitized insured mortgages, with a carrying value of $8.6 million (2019 - $33.1 million) are pledged as collateral for these liabilities.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

13.	Other liabilities:

(thousands of Canadian dollars)

	2020	2019
Accounts payable and other	$4,233	$3,983
Lease obligations	3,084	-
Cash collateral and amounts held in escrow	4,012	6,098
Holdbacks payable on loan and lease receivables	96,064	97,001

	$107,393	$107,082

Lease obligations reflect the Bank’s liabilities under IFRS 16 that were adopted for the year ended October 31, 2020 (note 3). Upon initial recognition of the lease obligations the Bank also recognized right-of use assets (note 8) corresponding to the lease obligations. The lease obligations are related to the Bank’s multiple leased premises. Effective November 1, 2019, the Bank adopted IFRS 16. Prior to the adoption of IFRS 16 the Bank’s total minimum operating lease commitments as at October 31, 2019 were $6.8 million. The portion of the Bank’s current leasing obligations that were not captured as part of the right-of-use asset continue to be expensed in premises and equipment.

The current leasing arrangements associated with these lease obligations expires between October 2025 and December 2045 with options to renew the leases after the initial lease period. Lease payments are adjusted every three to five years to reflect market rates.

14.	Share Capital:

a)	Authorized:

Common shares:

The Bank is authorized to issue an unlimited number of voting common shares with no par value.

Series 1 Preferred shares:

The Bank is authorized to issue an unlimited number of Series 1 preferred shares with a par value of $10.00.  These preferred shares are Basel III-compliant, non-cumulative five-year rate reset preferred shares which includes non-viability contingent capital (“NVCC”) provisions which would require the preferred shares to be converted to common shares upon a trigger event (as defined by OSFI).

The holders of the Series 1 preferred shares were entitled to receive a non-cumulative fixed dividend in the amount of $0.70 annually per share, payable quarterly, as and when declared by the Board of Directors for the initial period ending October 31, 2019. In accordance with the Short Form Prospectus dated October 22, 2014 holders of the Series 1 preferred shares had the right, at their option, to convert any or all of their Series 1 preferred shares into an equal number of non-

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

14.	Share capital – continued:

cumulative floating rate Series 2 preferred shares of the Bank, subject to certain conditions on October 31, 2019. Based on the number of Series 1 preferred shares tendered for conversion into Series 2 preferred shares, holders of Series 1 preferred shares retained their shares and no Series 2 preferred shares were issued on the Series 1 conversion date. For the five-year period commencing on November 1, 2019, the annual fixed dividend rate is 6.772%, which is equal to the five-year Government of Canada Bond Yield quoted on October 2, 2019, plus 543 bps.

The Bank maintains the right to redeem, subject to the approval of OSFI, up to all of the outstanding Series 1 preferred shares on October 31, 2024 and on October 31 every five years thereafter at a price of $10.00 per share.  Should the Bank choose not to exercise its right to redeem the Series 1 preferred shares, holders of these shares will have the right to convert their shares into an equal number of non-cumulative, floating rate Series 2 preferred shares. Holders of Series 2 preferred shares will be entitled to receive quarterly floating dividends, as and when declared by the Board of Directors, equal to the 90-day Government of Canada Treasury bill rate plus 543 basis points.

Upon the occurrence of a trigger event (as defined by OSFI), each Series 1 or 2 preferred shares will be automatically converted, without the consent of the holders, into common shares of the Bank.  Conversion to common shares will be determined by dividing the preferred share conversion value ($10.00 per share plus any declared but unpaid dividends) by the common share value (the greater of (i) the floor price of $0.75 and (ii) the current market value price calculated as the volume weighted average trading price for the ten consecutive trading days ending on the day immediately prior to the date of the conversion).

Series 3 Preferred shares:

The Bank is authorized to issue an unlimited number of preferred shares, including Series 3 preferred shares with a par value of $10.00. These preferred shares are Basel III-compliant, non-cumulative six year rate reset preferred shares which includes non-viability contingent capital (“NVCC”) provisions which would require the preferred shares to be converted to common shares upon a trigger event (as defined by OSFI).

The holders of the Series 3 preferred shares are entitled to receive a non-cumulative fixed dividend in the amount of $0.70 annually per share, payable quarterly, as and when declared by the Board of Directors for the initial period ending April 30, 2021. Thereafter, the dividend rate will reset every five years at a level of 569 basis points over the then five-year Government of Canada bond yield.

The Bank maintains the right to redeem, subject to the approval of OSFI, up to all of the outstanding Series 3 preferred shares on April 30, 2021 and on April 30 every five years thereafter at a price of $10.00 per share. Should the Bank choose not to exercise its right to redeem the Series 3 preferred

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

14.	Share capital – continued:

shares, holders of these shares will have the right to convert their shares into an equal number of non-cumulative, floating rate Series 4 preferred shares. Holders of Series 4 preferred shares will be entitled to receive quarterly floating dividends, as and when declared by the Board of Directors, equal to the 90-day Government of Canada Treasury bill rate plus 569 basis points.

Upon the occurrence of a trigger event (as defined by OSFI), each Series 3 or 4 preferred shares will be automatically converted, without the consent of the holders, into common shares of the Bank. Conversion to common shares will be determined by dividing the preferred share conversion value ($10.00 per share plus any declared but unpaid dividends) by the common share value (the greater of (i) the floor price of $0.75 and (ii) the current market value price calculated as the volume weighted average trading price for the ten consecutive trading days ending on the day immediately prior to the date of the conversion).

b)	Issued and outstanding:

(thousands of Canadian dollars)

	2020		2019
	Shares	Amount	Shares	Amount
Common shares:

Outstanding, beginning and
end of year	21,123,559	152,612	21,123,559	$152,612
Series 1 preferred shares:

Outstanding, beginning and
end of year	1,461,460	13,647	1,461,460	$13,647
Series 3 preferred shares:

Outstanding, beginning and
end of year	1,681,320	15,690	1,681,320	$15,690
Contributed surplus:
Balance, beginning and end of year		$145		$145
Total share capital		$182,094		$182,094

15.	Stock-based compensation:

Equity-settled stock options:

The Bank has a stock option plan for its employees and officers. Options are granted at an exercise price set at the closing market price of the Bank’s common shares on the day preceding the date on

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

15.	Stock-based compensation – continued:

which the option is granted and are exercisable within ten years of issue. Options are usually granted with graded vesting terms. One third of the grant vests immediately, one third vests on the first anniversary of the grant date, and one third vests on the second anniversary of the grant date. In limited cases, some options are granted with immediate vesting terms.

For the year ended October 31, 2020, the Bank recognized stock-based compensation expense of $nil (2019 - $nil). As at October 31, 2020, the outstanding options totaled 42,017 compared to 42,934 a year ago. The options are fully exercisable into common shares at approximately $7.00 per share and expire between 2020 and 2023. No stock options were granted during the year ended October 31, 2020 or October 31, 2019.

16.	Income taxes:

Income taxes, including both the current and deferred portions, vary from the amounts that would be computed by applying the aggregated statutory federal and provincial tax rate of 27% (2019 – 27%) to income before income taxes. Income taxes have been computed as follows:

(thousands of Canadian dollars)

	2020	2019
Income before income taxes	$26,752	$27,821
Income tax rate	27%	27%
Expected income tax provision	7,223	7,512
Tax rate differential	(83)	(53)
Unrecognized deferred tax asset	109	-
Other permanent differences	98	166

Income taxes	$7,347	$7,625

Income taxes is comprised solely of a deferred income tax provision.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

16.	Income taxes – continued:

The components of the recognized deferred income tax assets and related changes, as recognized in net income, equity or accumulated comprehensive income, are as follows:

(thousands of Canadian dollars)
		Recognized	Recognized	Recognized
	November 1,	in net	directly to	on transition	October 31,
	2019	income	equity	to IFRS 9	2020
Allowance for credit losses	$566	$(92)	$-	$-	$474
Loss carry forwards	10,294	(6,994)	866	-	4,166
Share issue and financing costs	162	(75)	-	-	87
Deposit commissions	(757)	(108)	-	-	(865)
Other	1,361	(78)	-	-	1,283
Total deferred income tax assets	$11,626	$(7,347)	$866	$-	$5,145

(thousands of Canadian dollars)
		Recognized	Recognized	Recognized
	November 1,	in net	directly to	on transition	October 31,
	2018	income	equity	to IFRS 9	2019
Allowance for credit losses	$640	$(46)	$-	$(28)	$566
Loss carry forwards	16,958	(7,543)	879	-	10,294
Share issue and financing costs	289	(127)	-	-	162
Deposit commissions	(782)	25	-	-	(757)
Other	1,295	66	-	-	1,361
Total deferred income tax assets	$18,400	$(7,625)	$879	$(28)	$11,626

The Bank is subject to Part VI.1 tax which is a 40% tax on dividends paid on taxable preferred shares under the Income Tax Act (Canada). The Part VI.1 tax of $866,000 (2019 - $879,000) and related deferred tax recovery is recorded through equity.

At October 31, 2020, the Bank had income tax losses which can be carried forward to reduce taxable income in future years. These loss carry forwards of the Bank will expire, if unused, as follows:

	Canadian	United States
(thousands of Canadian dollars)	Tax Losses	Tax Losses	Total
2034	$5,200	$-	$5,200
2035	9,145	-	9,145
2036	-	-	-
2037	-	-	-
2038	82	-	82
2039	549	-	549
2040	631	-	631
No expiry	-	396	396
	$15,607	$396	$16,003

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

16.	Income taxes – continued:

The deferred tax asset of $109,000 (2019 - $nil) relating to the United States tax losses has not been recognized in these statements.

In addition the Bank has approximately $9.5 million (2019 - $9.5 million) of capital loss carry forwards which may be applied against future capital gains and for which the deferred tax asset of $1.3 million (2019 - $1.3 million) has not been recognized.

At October 31, 2020, the Bank had income tax losses which can be carried forward to reduce taxable income in future years. These loss carry forwards of the Bank will expire, if unused, as follows:

	Canadian	United States
(thousands of Canadian dollars)	Tax Losses	Tax Losses	Total
2034	$5,200	$-	$5,200
2035	9,145	-	9,145
2036	-	-	-
2037	-	-	-
2038	82	-	82
2039	549	-	549
2040	631	-	631
No expiry	-	396	396
	$15,607	$396	$16,003

The deferred tax asset of $109,000 (2019 - $nil) relating to the United States tax losses has not been recognized in these statements.

In addition the Bank has approximately $9.5 million (2019 - $9.5 million) of capital loss carry forwards which may be applied against future capital gains and for which the deferred tax asset of $1.3 million (2019 - $1.3 million) has not been recognized.

17.	Per share amounts:

Basic and diluted income per common share

(thousands of Canadian dollars)

	2020	2019
Net income	$19,405	$20,196
Preferred share dividends paid	(2,168)	(2,201)
Net income available to common shareholders	17,237	17,995
Weighted average number of common shares outstanding	21,123,559	21,123,559

Basic and diluted income per common share:	$0.82	$0.85

Employee stock options do not have a dilutive impact. The Series 1 and Series 3 NVCC preferred shares are contingently issuable shares and do not have a dilutive impact.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

18.	Nature and extent of risks arising from financial instruments:

Risk management involves the identification, ongoing assessment, managing and monitoring of material risks that could adversely affect the Bank. The Bank is exposed to credit risk, liquidity risk, and market risks.

Senior management is responsible for establishing the framework for identifying risks and developing appropriate risk management policies and procedures. The Bank’s Board of Directors, either directly or indirectly through its committees, reviews and approves corporate policies, including specific reporting procedures. This enables them to monitor ongoing compliance with policies, delegate limits and review management’s assessment of risk in its material risk taking activities. The Bank’s Chief Internal Auditor provides a periodic review of policies and procedures to ensure that they are appropriate, effective and being followed and that adequate controls are in place in order to mitigate risk to acceptable levels. The Chief Internal Auditor reports directly to the Audit Committee of the Board of Directors. In addition, the Bank has an ongoing risk and compliance management program with the Chief Compliance Officer, who reports directly to the Board of Directors, and the Chief Risk Officer, who reports directly to the Risk Oversight Committee.

Credit Risk

Credit risk is the risk of loss associated with a borrower, guarantor, or counterparty’s inability or unwillingness to fulfill its contractual obligations. The Bank is exposed to credit risk primarily as a result of its lending activities but also as a result of investing in securities. The Bank manages its lending activity credit risk using policies that have been recommended by the Chief Credit Officer and the Chief Risk Officer to the Risk Oversight Committee, who then recommend the policies to the Board of Directors for approval. These policies consist of approval procedures and limits on loan amounts, portfolio concentration, geographic concentration, industry concentration, asset category, loans to any one entity and associated groups, a risk rating policy that provides for risk rating each asset in its total asset portfolio, and early recognition of problem accounts with an action plan for each account. The Risk Oversight Committee reviews these policies on an ongoing basis.

As a result of the material deterioration in the Canadian economy precipitated by COVID-19, the Bank’s credit risk department has taken a number of steps to increase the frequency and comprehensiveness of its review and assessment of the Bank’s credit risk profile as well as in its monitoring of the general activity within each of the Bank’s lending portfolios, including annual and interim reviews, risk rating adjustments, new credit volumes, funding requirements, requests for deferrals, concessions or restructurings and any risk rating adjustments precipitating from same. Further, the Bank’s credit risk department maintains a rigorous review of adherence to the Bank’s credit adjudication policies. Commencing in March 2020, management expanded the nature and scope of available data and information contemplated in its interpretation of current and expected macroeconomic conditions and, ultimately, in its assessment of the credit risk profile of the Bank’s lending portfolio, including the expected duration, scope and impact of active monetary and fiscal policy stimulus programs, and available industry and market data specifically related to credit performance trends across a range of asset categories.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

18.	Nature and extent of risks arising from financial instruments – continued:

The Bank manages credit risk associated with securities included in its Treasury portfolio by applying policies that have been recommended by the Chief Credit Officer to the Risk Oversight Committee, which then recommends the policies to the Board of Directors for approval. These policies consist of approval procedures and restrictions in the selection of security dealers, restrictions in the nature of securities selected, and in setting securities portfolio concentration limits. The Risk Oversight Committee reviews these policies on an ongoing basis.

The Risk Oversight Committee, comprised entirely of independent directors, performs the following functions related to credit risk:

•	Recommends policies governing management of credit risks to the Board of Directors for approval and reviews credit risk policies on an ongoing basis to ensure they are prudent and appropriate given possible changes in market conditions and corporate strategy.

•	Concurs with credits exceeding the levels delegated to management, prior to commitment.

•	Reviews, on a regular basis, watchlist accounts, impaired loans and accounts that have gone into arrears and expected credit loss analysis on a quarterly basis.

See note 6 for information relating to credit risk associated with securities and note 7 for information relating to credit risk associated with loans.

There was no material change in the Bank’s processes for managing credit risk during the year.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet the demand for cash to fund obligations as they come due. The Bank is exposed to liquidity risk as a result of timing differences in the cash flows of its lending activities, security investment activities and deposit taking activities. The Bank has established policies to ensure that its cash outflows and inflows are closely matched and that its sources of deposits are diversified between funding sources and over a wide geographic area. With the onset of COVID-19, management considered the general activity and trends in its key deposit markets, the expected duration, scope and impact of active monetary and fiscal policy stimulus programs and the anticipated impact of same on its future cashflow requirements in its assessment of the Bank’s liquidity risk profile. Since the second quarter of fiscal 2020, the Bank has maintained elevated liquidity levels as a prudent liquidity practice in response to the persisting economic uncertainty attributable to the impact of COVID-19.

The Risk Oversight Committee recommends policies governing management of liquidity risk to the Board for approval and reviews liquidity policies on an ongoing basis. It receives and reviews quarterly securities portfolio reports and liquidity risk reports from management relating to its liquidity position. Additionally, an Asset Liability Committee, consisting of members of senior management, monitors liquidity risk, reviews compliance with policies and discusses strategies in this area.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

18.	Nature and extent of risks arising from financial instruments – continued:

See note 19 for information relating to liquidity risk associated with the Bank’s asset and liability gaps in maturities. There was no material change in the Bank’s processes for managing liquidity risk during the year.

Market Risk

Market risk is the risk of a negative impact on the balance sheet and/or income statement resulting from changes or volatility in market factors such as interest rates or market prices. The Bank’s principal market risk arises from interest rate risk as the Bank does not undertake any material foreign exchange or trading activities. The Risk Oversight Committee is charged with recommending policies that govern market risk to its Board of Directors for approval and with reviewing the policies on an ongoing basis.

Interest rate risk is the risk that a movement in interest rates could negatively impact spread, net interest income and the economic value of assets, liabilities and shareholders’ equity. The Bank manages interest rate risk by employing a number of methods including income simulation analysis and interest rate sensitivity gap and duration analysis. Management prepares regular reports to the Board to allow for ongoing monitoring of the Bank’s interest rate risk position. The Asset Liability Committee reviews the results of these analyses on a monthly basis and monitors compliance with limits set by corporate policy.

The management of interest rate risk also includes stress testing the Bank’s financial assets and liabilities to various standard and non-standard interest rate scenarios. Standard scenarios that are considered include a 100 basis point (bps) parallel upward and downward shift in all yield curves applicable to the Bank.

The results of an analysis of the Bank’s sensitivity to an increase or decrease in market interest rates, assuming no asymmetrical movement in yield curves and a static balance sheet are set out below:

Interest Rate Position

(thousands of Canadian dollars)

	2020		2019
	Increase	Decrease	Increase	Decrease
	100 bps	100 bps	100 bps	100 bps
Increase (decrease):
Sensitivity of projected net interest
income during a 12 month period	$2,569	$(2,099)	$1,621	$(1,613)
Sensitivity of reported equity
during a 60 month period	(2,527)	1,604	(3,669)	3,780

Duration difference between assets and
liabilities (months)	0.6		1.3

There was no material change in the Bank’s processes for managing interest rate risk during the year.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

18.	Nature and extent of risks arising from financial instruments – continued:

As at October 31, 2020 and October 31, 2019 the Bank did not have any outstanding contracts to hedge fair value exposure attributed to interest rate risk. The Bank uses on-balance sheet strategies to manage its interest rate risk.

19.	Interest rate risk and liquidity risk:

The Bank is exposed to interest rate risk as a consequence of the mismatch, or gap, between assets and liabilities scheduled to mature or reset on particular dates. The gaps, which existed at October 31, 2020 are set out below:

(thousands of Canadian dollars)

	Floating	Within	3 months to	1 year to	2 years to	Over	Non-interest
	rate	3 months	1 year	2 years	5 years	5 year	rate sensitive	Total
Assets
Cash and cash equivalents	$257,644	$-	$-	$-	$-	$-	$-	$257,644
Effective rate	0.68%
Securities	-	-	-	-	-	-	-	-
Effective rate
Loans	505,550	33,691	94,455	153,153	709,732	153,565	4,764	1,654,910
Effective rate	5.43%	5.08%	4.67%	4.80%	4.81%	4.22%
Other	-	8,629	-	-	-	-	22,702	31,331
Effective rate		0.20%

Total Assets	$763,194	$42,320	$94,455	$153,153	$709,732	$153,565	$27,466	$1,943,885
Liabilities
Deposits	$454,171	$189,794	$267,486	$283,782	$357,937	$-	$14,400	$1,567,570
Effective rate		1.91%	1.99%	2.37%	2.39%
Subordinated notes	-	-	-	-	-	4,889	-	4,889
Effective rate						10.00%
Securitization liabilities	-	8,745	-	-	-	-	-	8,745
Effective rate		3.55%
Other	100,076	-	-	-	-	-	7,317	107,393
Effective rate	0.33%
Equity	-	-	15,690	-	13,647	-	225,951	255,288
Effective rate			7.00%		6.77%

Total liabilities and equity	$554,247	$198,539	$283,176	$283,782	$371,584	$4,889	$247,668	$1,943,885
October 31, 2020 gap	$208,947	$(156,219)	$(188,721)	$(130,629)	$338,148	$148,676	$(220,202)	$-
Cumulative	$208,947	$52,728	$(135,993)	$(266,622)	$71,526	$220,202	$-	$-
October 31, 2019 gap	$72,592	$(138,472)	$(200,484)	$(67,789)	$385,216	$147,548	$(198,611)	$-
Cumulative	$72,592	$(65,880)	$(266,364)	$(334,153)	$51,063	$198,611	$-	$-

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

20.	Fair value of financial instruments:

The amounts set out in the table below represent the fair value of the Bank’s financial instruments:

(thousands of Canadian dollars)

	2020		2019
	Book Value	Fair Value	Book Value	Fair Value
Assets
Cash and cash equivalents	$257,644	$257,644	$139,145	$139,145
Securities	-	-	10,061	10,061
Loans	1,654,910	1,665,473	1,594,288	1,593,277
Other financial assets	8,897	8,897	17,510	17,510

Liabilities
Deposits	$1,567,570	$1,607,495	$1,399,889	$1,403,816
Subordinated notes payable	4,889	5,000	4,881	5,000
Securitization liabilities	8,745	8,778	33,366	33,469
Other financial liabilities	107,393	107,393	107,082	107,082

Fair values are based on management’s best estimates of market conditions and valuation policies at a certain point in time. The estimates are subjective and involve particular assumptions and matters of judgment and as such, may not be reflective of future fair values. The Bank’s loans and deposits lack an available market as they are not typically exchanged. Therefore, they have been valued as described below and are not necessarily representative of amounts realizable upon immediate settlement.

The fair value amounts have been determined using the following valuation methods and assumptions:

•	The fair values of securities are determined based on quoted market prices and internal and external valuation models that incorporate observable market data such as interest rates and credit spreads.

•	The fair value of loans is based on net discounted cash flows using market interest rates and applicable credit spreads for borrowers.

•	The fair value of deposits is determined based on discounted cash flows using market interest rates.

•	The fair value of subordinated notes payable is determined by referring to current values for similar debt instruments.

•	The fair value of securitization liabilities is determined based on discounted cash flows using market interest rates.

•	The fair value of other financial assets and other financial liabilities is approximately equal to their book value due to the short-term nature of the instruments.

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Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

21.	Related party transactions:

The Bank’s Board of Directors and Senior Executive Officers represent key management personnel. The Bank has issued loans to key management personnel. At October 31, 2020, amounts due from related parties totalled $3.8 million (2019 - $1.4 million). The interest rates charged on loans and advances to related parties are typically similar to those charged on an arms-length transaction. Interest income earned on related party loans for the year ended October 31, 2020 totalled $62,000 (2019 - $48,000). There were no provisions for credit losses related to loans issued to key management personnel (2019 - $nil), and all loans issued to key management personnel were current as at October 31, 2020 and 2019.

In March 2019, the Bank issued a $500,000 subordinated note payable to key management personnel which bears an interest rate of 10% and matures in March 2029 (note 11).

Total compensation expense recognized for key management personnel for the year was $5.4 million (2019 - $5.0 million).

22.	Commitments and contingencies:

a)	Credit commitments:

The amount of credit related commitments represents the maximum amount of additional credit that the Bank could be obliged to extend. Under certain circumstances, the Bank may cancel loan commitments at its option. Letters of credit amounts are not necessarily indicative of the associated credit risk exposure as many of these arrangements are contracted for a limited period of usually less than one year and will expire or terminate without being drawn upon.

(thousands of Canadian dollars)

	2020	2019
Loan commitments	$238,724	$261,366
Letters of credit	50,284	48,074

	$289,008	$309,440

b)	Pledged assets:

In the ordinary course of business, assets are pledged against the following off-balance sheet items:

(thousands of Canadian dollars)

	2020	2019
Securitized contracts	$1,318	$4,130
Letters of credit	3,914	4,438

	$5,232	$8,568

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

23.	Capital management:

a)	Overview:

The Bank’s policy is to maintain a strong capital base so as to retain investor, creditor and market confidence as well as to support future development of the business. The impact of the level of capital held on shareholders’ return is an important consideration and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security that may be afforded by a more robust capital position.

OSFI sets and monitors capital requirements for the Bank. Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account, amongst other items forecasted capital requirements and financial market conditions.

The goal is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect consumer deposits and provide capacity to support organic growth as well as to capitalize on strategic opportunities that do not otherwise require accessing the public capital markets, all the while providing a satisfactory return to shareholders. The Bank’s regulatory capital is comprised of share capital, retained earnings and unrealized gains and losses on fair value through other comprehensive income securities (Common Equity Tier 1 capital), preferred shares (Additional Tier 1 capital) and the qualifying amount of subordinated notes (Tier 2 capital).

The Bank monitors its capital adequacy and related capital ratios on a daily basis and has policies setting internal maximum and minimum amounts for its capital ratios. These capital ratios consist of the leverage ratio and the risk-based capital ratios.

The Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI and, therefore, may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach. Further to this, and as a result of the onset of COVID-19 and the economic uncertainty precipitated by same, OSFI introduced guidance over the course of the second quarter of fiscal 2020, that set out transitional arrangements pertaining to the capital treatment of expected loss provisioning which allows for a portion of eligible ECL allowance amounts to be included in CET1 capital, on a transitional basis over the course of the period ranging between 2020 and 2022 inclusive. The portion of the Bank’s ECL allowance that is eligible for inclusion in CET1 capital is calculated as the increase in the sum of Stage 1 and Stage 2 ECL allowances estimated as at October 31, 2020 relative to the sum of Stage 1 and Stage 2 ECL allowances estimated for the baseline period, which has been designated by OSFI to be the three months ended January 31, 2020, adjusted for tax effects and multiplied by a scaling factor. The scaling factor has been set by OSFI at 70% for fiscal 2020, 50% for fiscal 2021 and 25% for fiscal 2022. The impact of the capital treatment of expected loss provisioning on the Bank’s capital levels and associated capital ratios is presented in the table below.

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

23.	Capital management - continued:

During the year ended October 31, 2020, there were no material changes in the Bank’s management of capital.

b)	Risk-Based Capital Ratios:

The Basel Committee on Banking Supervision has published the Basel III rules on capital adequacy and liquidity (“Basel III”). OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for the purpose of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 capital ratio (“CET1”), an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.50% capital conservation buffer.

OSFI also requires banks to measure capital adequacy in accordance with guidelines for determining risk adjusted capital and risk-weighted assets including off-balance sheet credit instruments as specified in the Basel III regulations. Based on the deemed credit risk for each type of asset, both on and off balance sheet assets of the Bank are assigned a weighting ranging between 0% to 150% to determine the Bank’s risk weighted equivalent assets and its risk-based capital ratios.

The Bank’s risk-based capital ratios are calculated as follows:

(thousands of Canadian dollars)

	2020	2020	2019
	"Transitional"	"All in"	"All in"
Common Equity Tier 1 (CET1) capital
Directly issued qualifying common share capital	$152,757	$152,757	$152,757
Retained earnings	73,194	73,194	58,069
CET1 before regulatory adjustments	225,951	225,951	210,826
Regulatory adjustments applied to CET1	(6,592)	(6,592)	(13,281)
Common Equity Tier 1 capital	$219,359	$219,359	$197,545
Additional Tier 1 capital
Directly issued qualifying Additional Tier 1 instruments	$29,337	$29,337	$29,337
Total Tier 1 capital	$248,696	$248,696	$226,882
Tier 2 capital
Directly issued capital instruments	$5,000	$5,000	$5,000
Tier 2 capital before regulatory adjustments	5,000	5,000	5,000
Eligible stage 1 and stage 2 allowance	1,775	1,775	-
Total Tier 2 capital	$6,775	$6,775	$5,000
Total regulatory capital	$255,471	$255,471	$231,882
Total risk-weighted assets	$1,580,939	$1,580,939	$1,501,435
Capital ratios
CET1 ratio	13.88%	13.88%	13.16%
Tier 1 capital ratio	15.73%	15.73%	15.11%
Total capital ratio	16.16%	16.16%	15.44%

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

23.	Capital management – continued:

c)	Leverage ratio

The leverage ratio, which is prescribed under the Basel III Accord, is a supplementary measure to the risk-based capital requirements and is defined as the ratio of Tier 1 capital to the Bank’s total exposures. The Basel III minimum leverage ratio is 3.0%. The Bank’s leverage ratio is calculated as follows:

(thousands of Canadian dollars)

	2020	2020	2019
	"Transitional"	"All-in"
On-balance sheet assets	$1,943,885	$1,943,885	$1,785,381
Assets amounts adjusted in determining the Basel III
Tier 1 capital	(6,592)	(6,592)	(13,281)
Total on-balance sheet exposures	1,937,293	1,937,293	1,772,100
Off-balance sheet exposure at gross notional amount	$289,008	$289,008	$309,440
Adjustments for conversion to credit equivalent amount	(186,524)	(186,524)	(190,023)
Off-balance sheet exposures	102,484	102,484	119,417
Tier 1 capital	248,696	248,696	226,882
Total exposures	2,039,777	2,039,777	1,891,517
Leverage ratio	12.19%	12.19%	11.99%

The Bank was in compliance with the leverage ratio prescribed by OSFI throughout the periods reported.

24.	Transition to IFRS 9:

Reconciliation from IAS 39 to IFRS 9

The following table provides the impact of the transition to IFRS 9 on the Bank’s Consolidated Balance Sheet at transition date, November 1, 2018. The impact is derived from the reclassification and remeasurement of the Bank’s financial instruments:

•	Reclassification: These adjustments reflect the movement of balances between categories on the Consolidated Balance Sheet with no impact to shareholders’ equity. There is no change to the carrying value of the balances as a result of the reclassification.

•	Remeasurement: These adjustments, which include expected credit losses, reflect the changes to the carrying value of each item on the Consolidated Balance Sheet through shareholders’ equity.

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

24.	Transition to IFRS 9 - continued:

The following table shows the transition from IAS 39 to IFRS 9 classification and measurement as at November 1, 2018:

(thousands of dollars)	IAS 39 Classification	IFRS 9 Classification	IAS 39 Carrying Amount	Reclassification	Remeasurement	IFRS 9 Carrying Amount

Financial assets
Securities	Available-for- sale	FVOCI	$10,017	$—	$—	$10,017
Loans
Commercial real estate	Amortized Cost	Amortized Cost	595,263	—	126	595,389
Non-commercial real estate	Amortized Cost	Amortized Cost	91,891	—	(61)	91,830
Corporate and public sector	Amortized Cost	Amortized Cost	50,960	—	58	51,018
Structured finance	Amortized Cost	Amortized Cost	892,912	—	(17)	892,895
			1,631,026	—	106	1,631,132

Remaining financial assets(1)	Amortized Cost	Amortized Cost	136,348	—	—	136,348
Total financial assets			1,777,391	—	106	1,777,497

Total share capital			$182,094	$—	$—	$182,094
Accumulated other comprehensive income			—	—	—	—
Retained earnings(2)			41,473	—	78	41,551
Total shareholders’ equity			$223,567	$—	$78	$223,645

(1) Remaining financial assets include cash and accounts receivable.

(2) The adjustment to retained earnings reflects the after-tax impact of the IFRS 9 remeasurement of allowance for credit losses (note 16).

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2020 and 2019

24.	Transition to IFRS 9 – continued:

Reconciliation of allowance for credit losses balance from IAS 39 to IFRS 9

The following table reconciles the closing allowance for credit losses for financial assets in accordance with IAS 39 as at October 31, 2018 to the opening allowance for credit losses as at November 1, 2018. The amounts presented below are included in the figures presented in note 7.

(thousands of dollars)	Allowance for credit losses under IAS 39 as at October 31, 2018	Remeasurement	Allowance for credit losses under IFRS 9 as at November 1, 2018

Commercial real estate	$1,731	$(126)	$1,605
Non-commercial real estate	90	61	151
Corporate and public sector	539	(58)	481
Structured finance	399	17	416

Total Allowance For Credit Losses	$2,759	$(106)	$2,653

25.	Subsequent event:

Agreement to acquire Digital Boundary Group

On November 23, 2020 the Bank through its wholly owned subsidiary DRT Cyber Inc. (“DRTC”) entered into a share purchase agreement, (“the Agreement”) to acquire 100% of the shares of 2021945 Ontario Inc., (“the Purchased Shares”) operating as Digital Boundary Group (“DBG”), (“the Transaction”). Subject to the terms and conditions of the Agreement the aggregate consideration in respect of the Purchased Shares shall be paid and satisfied, at the closing date, by DRTC, paying in cash, an amount equal to CAD $9.9 million. DBG is a professional services company providing operational cybersecurity testing and related training with offices in London, Ontario and Dallas, Texas. The Transaction is anticipated to close on or about November 30, 2020.

CORPORATE INFORMATION

DIRECTORS

The Honourable Thomas A. Hockin, P.C., B.A, M.P.A., Ph.D., ICD.D

Chairman of the Board

Retired, former Executive Director of the International Monetary Fund

Gabrielle Bochynek, B.A. CHRL

Principal, Human Resources and Labour Relations, The Osborne Group

Robbert-Jan Brabander, M.Sc. and B.Sc. (Economics)

Managing Director of Bells & Whistles Communications, Inc.

David A. Bratton, B.A.(Hons), M.B.A., CHRL, FCMC

Retired, former President of Bratton Consulting Inc.

R.W. (Dick) Carter, FCPA, FCA, C. Dir

Retired, former Chief Executive Officer of the Crown Investments Corporation of Saskatchewan

Art Linton, JD

Barrister and Solicitor

Colin Litton, FCPA, FCA, ICD.D.

Retired, former senior partner of KPMG LLP

Susan T. McGovern, B.Sc.

Vice-President, External Relations and Advancement

Ontario Tech University

Paul G. Oliver, FCPA, FCA, ICD.D.

Retired, former senior partner of PricewaterhouseCoopers LLP

David R. Taylor, B.Sc. (Hons), M.B.A., F.I.C.B.

President & Chief Executive Officer, VersaBank

OFFICERS AND SENIOR MANAGEMENT

David R. Taylor, B.Sc. (Hons), M.B.A., F.I.C.B.

President & Chief Executive Officer

Shawn Clarke, M.Eng., P.Eng., M.B.A.

Chief Financial Officer

Michael Dixon, B.Comm., M.B.A.

Senior Vice President, e-Commerce

Ross P. Duggan

Senior Vice President, Commercial Lending

Nick Kristo, B.Comm., M.B.A.

Chief Credit Officer

Jonathan F.P. Taylor, B.B.A., CHRL

Senior Vice President, Deposits & Chief HR Officer

Jean-Paul Beker, B.A. (Economics), CFA

Vice President, Commercial Lending

Steve Creery, B.A. (Economics)

Vice President, Credit

Barbara Hale, LL.B.

Chief Compliance Officer & Chief Anti-Money Laundering Officer

Brent T. Hodge, HBA, JD, CIPP/C

General Counsel & Corporate Secretary

Joanne Johnston, B.Comm, CPA, CA, CIA

Chief Internal Auditor

Wooi Koay, B.Comm., B.Sc.

Chief Information Officer

Aly Lalani, B.A., M.B.A., CPA, CA

Chief Risk Officer & Treasurer

Tel Matrundola, Hons. B.A., M.A., Ph.D.

Chief Strategist, Cyber Security

Andy Min, B.A., CPA, CA

Vice President, Finance & Corporate Accounting

Scott A. Mizzen, B.A., LL.B.

Vice President, Commercial Lending

Gurpreet Sahota, CISSP, CCSP

Chief Architect, Cyber Security

David Thoms, B.A., M.B.A.

Vice President, Structured Finance

SOLICITORS Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9	AUDITORS KPMG LLP Suite 1400 - 140 Fullarton Street London, Ontario N6A 5P2

TRANSFER AGENT	BANK
Computershare Investor Services Inc.	Royal Bank of Canada
100 University Avenue	Main Branch, 154 1st Avenue South
Toronto, Ontario M5J 2Y1	Saskatoon, Saskatchewan S7K 1K2

STOCK EXCHANGE LISTING

Toronto Stock Exchange

Trading Symbol: VB

CORPORATE OFFICES

London Office	Saskatoon Office
Suite 2002 - 140 Fullarton Street	410 - 121 Research Drive
London, Ontario N6A 5P2	Saskatoon, Saskatchewan S7N 1K2
Telephone: (519) 645-1919	Telephone: (306) 244-1868
Toll-free: (866) 979-1919	Toll-free: (800) 213-4282
Fax: (519) 645-2060	Fax: (306) 244-4649

INVESTOR RELATIONS

Toll Free Telephone: (800) 244-1509

Email: InvestorRelations@versabank.com

Web site: www.versabank.com